                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

        FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                       OR




[ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].  For
        the transition period from                  to
                                   ----------------     -----------------

Commission file number: 0-23948


            BOYD BROS. TRANSPORTATION INC. 401(K) PROFIT SHARING PLAN
                                  (the "Plan")
--------------------------------------------------------------------------------
                            (Full title of the Plan)



                         BOYD BROS. TRANSPORTATION INC.
                     3275 Highway 30, Clayton, Alabama 36016
--------------------------------------------------------------------------------
               (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

BOYD BROS. TRANSPORTATION INC.
401(K) PROFIT SHARING PLAN

TABLE OF CONTENTS
------------------------------------------------------------------------------


                              REQUIRED INFORMATION                             PAGE

Financial Statements and Exhibits

A) The following financial statements and schedules are being filed pursuant to the Required Information to Form 11-K:

        1)      Report of Independent Auditors                                   3

        2)      Statements of Net Assets Available for Benefits -                4
                December 31, 1998 and 1997

        3)      Statements of Changes in Net Assets Available for Benefits -     5
                December 31, 1998 and 1997

        4)      Notes to Financial Statements                                    6-9

        5)      Schedules

                a)       Assets Held for Investment Purposes -                   10
                         December 31, 1998

                b)       Schedule of Reportable Transactions -                   11
                         Year Ended December 31, 1998

               Schedules required under the Employee Retirement Income
               Security Act of 1974, other than the schedules listed above, are omitted because of the absence of conditions under which they are required.

                Signatures                                                       12

B)      The following exhibit is filed as part of this annual report:

        Exhibit No. 23 ..... Consent of Independent Auditors

INDEPENDENT AUDITORS' REPORT

Boyd Bros. Transportation Inc.
  401(K) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of Boyd Bros. Transportation Inc. 401(K) Profit Sharing Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 1998 financial statements taken as a whole.




Deloitte & Touche LLP
Birmingham, Alabama



June 1, 1999

BOYD BROS. TRANSPORTATION INC.
401(K) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------


                                             1998            1997
ASSETS

Investments at fair value:
  Common stock                            $  683,081     $  680,235
  Mutual funds                             3,347,690      2,741,758
  Real estate                                320,000        320,000
                                          ----------     ----------

       Total investments                   4,350,771      3,741,993
                                          ----------     ----------
Contributions receivable:
  Employer                                     3,583          4,737
  Employee                                     9,547          6,568
                                          ----------     ----------

       Total contributions receivable         13,130         11,305
                                          ----------     ----------

TOTAL                                      4,363,901      3,753,298
                                          ----------     ----------
LIABILITIES

Miscellaneous payables                                          506
                                          ----------     ----------
NET ASSETS AVAILABLE FOR BENEFITS         $4,363,901     $3,752,792
                                          ==========     ==========




See notes to financial statements.

BOYD BROS. TRANSPORTATION INC.
401(K) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------



                                                           1998              1997
ADDITIONS:

  Net appreciation (depreciation) in fair
   value of investments                                $  (111,202)     $  482,634
  Interest and dividends                                   289,069         171,578
  Employer contributions                                   264,337         215,947
  Employee contributions                                   695,112         511,979
  Rollover contributions                                    35,966           8,976
  Rental income                                              4,275           2,850
                                                       -----------      ----------

           Total additions                               1,177,557       1,393,964
                                                       -----------      ----------
DEDUCTIONS:
  Distributions to participants                            540,192         776,682
  Administrative expenses                                   26,256          20,249
                                                       -----------      ----------

           Total deductions                                566,448         796,931
                                                       -----------      ----------

NET INCREASE                                               611,109         597,033

NET ASSETS AVAILABLE FOR BENEFITS:

  BEGINNING OF YEAR                                      3,752,792       3,155,759
                                                       -----------      ----------

  END OF YEAR                                          $ 4,363,901      $3,752,792
                                                       ===========      ==========



See notes to financial statements.

BOYD BROS. TRANSPORTATION INC.
401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The financial statements of Boyd Bros. Transportation Inc. 401(K) Profit Sharing Plan (the "Plan") have been prepared on the accrual basis of accounting.

      USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Boyd Bros. Transportation Inc. (the "Sponsor") stock is valued at its quoted market price. Real estate is valued at estimated fair value.

      Purchases and sales of securities are recorded on the trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      EXPENSES - Substantially all administrative expenses are paid by the Sponsor. In addition, the Sponsor furnishes operating space, equipment, supplies and other services. The annual fund expenses charged by the recordkeeper are paid by the participants and the Sponsor.

      BENEFITS PAYABLE - As of December 31, 1998 and 1997, net assets available for benefits included benefits of $443,415 and $378,631, respectively, due to participants who have withdrawn from participation in the Plan.

2.    PLAN DESCRIPTION AND FUNDING POLICY

      The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

      GENERAL - The Plan was established January 1, 1984 to provide retirement savings to the employees of the Sponsor and their beneficiaries. The Plan was most recently amended in its entirety October 1, 1996.

      The administrator of the Plan is the Sponsor. AmSouth Bank of Alabama is the trustee and recordkeeper.

      PARTICIPATION - All full-time employees who have completed one year of service and who are at least 21 years of age are eligible for participation in the Plan. Participants may contribute to the Plan through voluntary pre-tax payroll deductions, not exceeding 15% of their salary. Sponsor contributions are discretionary and, if made, will be based on a percentage of the participant's contributions for the plan year.

      INCOME ALLOCATION - Investment earnings are allocated to individual participant accounts on a daily basis. Sponsor contributions are allocated in the ratio that each participant's compensation for the plan year bears to the compensation of all participants for the plan year.

      VESTING - The value of a participant's account arising from voluntary payroll contributions is fully vested at all times. The vesting percentage of the Sponsor's contributions is determined based upon the individual's years of service as follows:


         2 Years                             20%
         3 Years                             40%
         4 Years                             60%
         5 Years                             80%
         6 Years                            100%

      A year of service is defined as a minimum of 1,000 hours.

      INVESTMENT OPTIONS - Upon enrollment in the Plan, a participant may direct contributions in any of the following investment options:

         BOYD BROS. TRANSPORTATION INC. COMMON STOCK - Funds are invested in the common stock of the Sponsor.

         STABLE PRINCIPAL FUND - Funds are invested in the AmSouth Stable Principal Fund, which is a mutual fund consisting primarily of high grade corporate and U.S. Government bonds.

         BALANCED FUND - Funds are invested in the AmSouth Balanced Fund, which is a mutual fund consisting primarily of stocks and bonds.

         EQUITY FUND - Funds are invested in the AmSouth Equity Fund, which is a mutual fund consisting primarily of common stocks.

         BOND FUND - Funds are invested in the AmSouth Bond Fund, which is a mutual fund consisting primarily of high grade bonds.

         PRIME OBLIGATION FUND - The AmSouth Prime Obligation Fund is a money market mutual fund where funds are temporarily invested until investment and disbursement transactions are processed and cleared.

      PAYMENT OF BENEFITS - A participant's account is distributed upon retirement, disability, death or termination of employment.

3.    TAX STATUS

      The Sponsor has adopted a prototype standardized plan. The Internal Revenue Service has determined and informed AmSouth Bank by letter dated January 21, 1993, that the prototype plan is designed in accordance with applicable sections of the Internal Revenue Code (the "IRC"). The Plan itself has not filed for a determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

4.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In the event of Plan termination, participants will become 100% vested in their accounts.

5.    INVESTMENTS

      The following table presents the fair value of investments. Those that represent 5% or more of the net assets of the Plan are separately identified:


                                                        1998          1997

       Common stock (at quoted market prices) -
         Boyd Bros. Transportation Inc.             $  683,081     $  680,235
                                                    ----------     ----------
       Mutual funds (at quoted market prices):
         AmSouth Stable Principal Fund                 516,896        409,294
         AmSouth Balanced Fund                         778,748        692,625
         AmSouth Equity Fund                         1,894,901      1,515,955
         AmSouth Bond Fund                             157,145        123,884
                                                    ----------     ----------

                  Total mutual funds                 3,347,690      2,741,758
                                                    ----------     ----------
        Real estate - land and buildings (at
           estimated fair value)                       320,000        320,000
                                                    ----------     ----------

                  Total investments                 $4,350,771     $3,741,993
                                                    ==========     ==========



      During 1998 and 1997, the Plan's investments (including investments bought or sold, as well as held during the year) appreciated (depreciated) in value, as follows:



                                                      1998         1997
       Investments at fair value as determined
         by quoted market prices:
           Common stock                            $(229,117)     $107,531
           AmSouth Stable Principal Fund              23,819        25,471
           AmSouth Balanced Fund                      12,100        61,115
           AmSouth Equity Fund                        79,255       285,099
           AmSouth Bond Fund                           2,741         3,418
                                                   ---------      --------
                  Total                            $(111,202)     $482,634
                                                   =========      ========


6.    FUND INFORMATION

      The following is a summary of interest and dividends, contributions and distributions to participants for each investment fund option.


                                              1998         1997
       Interest and dividends:
         AmSouth Balanced Fund             $ 80,535     $ 65,651
         AmSouth Equity Fund                198,935       97,382
         AmSouth Bond Fund                    9,599        8,545
                                           --------     --------
                  Total                    $289,069     $171,578
                                           ========     ========
       Employer contributions -
         Common stock                      $264,337     $215,947
                                           ========     ========
       Employee contributions:
         Common stock                      $ 73,147     $ 52,493
         AmSouth Stable Principal Fund      178,093       95,099
         AmSouth Balanced Fund              128,922      112,884
         AmSouth Equity Fund                276,385      218,821
         AmSouth Bond Fund                   38,565       32,682
                                           --------     --------
                  Total                    $695,112     $511,979
                                           ========     ========
       Employee rollovers:
         Common stock                      $  2,333     $  1,233
         AmSouth Stable Principal Fund       11,808        1,471
         AmSouth Balanced Fund                  165        3,017
         AmSouth Equity Fund                 21,660        3,054
         AmSouth Bond Fund                                   201
                                           --------     --------

                                           $ 35,966     $  8,976
                                           ========     ========
       Distributions to participants:
         Common stock                      $ 84,790     $ 90,632
         AmSouth Stable Principal Fund       98,739      195,713
         AmSouth Balanced Fund              108,190      153,995
         AmSouth Equity Fund                230,599      272,371
         AmSouth Bond Fund                   17,874       63,971
                                           --------     --------
                  Total                    $540,192     $776,682
                                           ========     ========



7.    RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by AmSouth Bank of Alabama, the trustee as defined by the Plan. Therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the investment management services amounted to $26,256 and $20,249 for the years ended December 31, 1998 and 1997, respectively.

      The Plan also holds shares of the Sponsor's common stock (118,237 and 87,570 shares at December 31, 1998 and 1997, respectively). These transactions qualify as party-in-interest.

BOYD BROS. TRANSPORTATION INC.
401(K) PROFIT SHARING PLAN

ITEM 27(A) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998

--------------------------------------------------------------------------------


                                               C. DESCRIPTION OF INVESTMENT
A.     B.  IDENTITY OF ISSUE,                     INCLUDING MATURITY DATE,
            BORROWER, LESSOR, OR                  RATE OF INTEREST, COLLATERAL,                E. CURRENT
            SIMILAR PARTY                         PAR OR MATURITY VALUE         D. COST           VALUE
       Common stock -
   *    Boyd Bros. Transportation Inc.                118,237 shares          $  915,822        $  683,081
                                                                              ----------        ----------

       AmSouth Bank Mutual Funds:
   *    AmSouth Stable Principal Fund                  37,728 units              475,223           516,896
   *    AmSouth Balanced Fund                          53,084 units              740,683           778,748
   *    AmSouth Equity Fund                            80,123 units            1,632,398         1,894,901
   *    AmSouth Bond Fund                              14,006 units              151,212           157,145
                                                                              ----------        ----------

        Total mutual funds                                                     2,999,516         3,347,690
                                                                              ----------        ----------

       Real Estate                             Land and buildings                310,500           320,000
                                                                               ---------        ----------

              Total                                                           $4,225,838        $4,350,771
                                                                              ==========        ==========

   *   Party-in-interest



BOYD BROS. TRANSPORTATION INC.
401(K) PROFIT SHARING PLAN

ITEM 27(D) - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1998

--------------------------------------------------------------------------------


                                                                                   G. COST OF   H.  CURRENT VALUE
   A. IDENTITY OF        B. DESCRIPTION             C.  PURCHASE     D.  SELLING      ASSET         OF ASSET ON        I. NET GAIN
     PARTY INVOLVED          OF ASSET                   PRICE            PRICE        SOLD          TRANSACTION DATE      OR (LOSS)

SERIES OF TRANSACTIONS:

Boyd Bros.                Common stock
 Transportation, Inc.
   (110 Acquisitions)                                    $310,295                                     $ 310,295

AmSouth Bank              AmSouth Balanced Fund
   (121 Acquisitions)                                     224,099                                       224,099

AmSouth Bank              AmSouth Equity Fund
   (123 Acquisitions)                                     526,233                                       526,233
   (33 Dispositions)                                                    $226,552     $182,657           226,552          $43,895

AmSouth Bank              AmSouth Stable Principal Fund
   (113 Acquisitions)                                     199,726                                       199,726



                                   SIGNATURES


                The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.


                                           BOYD BROS. TRANSPORTATION INC.
                                           401(k) PROFIT SHARING PLAN


                                           By: Boyd Bros. Transportation Inc.
                                                 As Plan Administrator



Date:  June 29, 1999                       By: /s/ Gail Cooper
                                               ---------------------------
                                           Name: Gail Cooper
                                                 -------------------------
                                           Title: Secretary
                                                  ------------------------

                                    FORM 11-K

                                INDEX TO EXHIBITS



EXHIBIT NO.
-----------
    23               Consent of Independent Auditors